Exhibit 9.4

First Amendment to the Sauer-Danfoss Inc. Annual Officer Incentive Plan

WHEREAS, Sauer-Danfoss Inc. (the “Company”) sponsors the Sauer-Danfoss Inc. Annual Officer Performance Incentive Plan (the “Plan”);

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the “Committee”), pursuant to Article V of the Plan, reserves the right to amend the Plan at any time; and

WHEREAS, the Committee has deemed it desirable to amend the Plan’s provision dealing with the timing of payments pursuant to the Plan;

NOW, THEREFORE, pursuant to the authority in Article V of the Plan, the Committee hereby amends the Plan effective as of December 7, 2005, by deleting Article III, Section 8 of the Plan and substituting the following new Article III, Section 8 into the Plan as a part thereof:

8.   The Incentive Compensation Award granted to a Participant shall, based upon the extent Performance Measures are achieved in relation to Performance Targets, be paid in cash to the Participant on or before March 15 of the year following the Plan Year with respect to which such Incentive Compensation Award is granted.

IN WITNESS WHEREOF, the Committee has authorized the execution on its behalf this First Amendment, this 13th day of December, 2005.

SAUER DANFOSS INC.

By:	/s/ Ronald C. Hanson
Its:	Vice President Human Resources